U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005 Commission File Number 1-31722

DRC RESOURCES CORPORATION
(Exact name of registrant as specified in its charter)
595 Howe Street, Suite #601, Vancouver, British Columbia, Canada V6C 2T5
(604) 687-1629
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _X__ No __ _

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 713___.

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K.

1	MD&A 1st Quarter 2005, dated May 11, 2005

2	1st Quarter 2005 Audited Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRC RESOURCES CORPORATION
(Registrant)

Date:	May 12, 2005	By:	“Christopher J. Bradbrook”

Christopher J. Bradbrook,
President and Chief Executive Officer

DRC RESOURCES CORPORATION

2005 FIRST QUARTER REPORT

Content
· Letter to Shareholders
· Management Discussion and Analysis
· Financial Statements (Unaudited) March 31, 2005

__ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ _ _ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ _
#601 - 595 Howe Street, Vancouver, B. C. V6C 2T5
Telephone: (604) 687-1629 ~ Fax: (604) 687-2845
E-mail address: drcresources@uniserve.com
Website: drcresources.com
TSX Symbol - DRC - AMEX Symbol - DRJ

Letter to Shareholders

(All dollar amounts in Canadian dollars unless otherwise indicated)

It is a pleasure to once again write to my fellow shareholders and potential new investors as I provide an update on the activities of the Company during the 1st quarter, 2005. The quarter was an eventful one, with the highest level of activity the Company has yet seen at its Afton copper-gold Project, located 10 kilometres west of Kamloops, British Columbia, Canada. There are now approximately 30 contractors and employees on site. Things are really moving now!

The progress on the exploration decline continued to be excellent. Subsequent to quarter end we were able to announce (April 11, 2005) that the decline had been advanced more than 650 metres. This represented more than 30% of the planned total underground decline work, and more than 50% of the length of the main portion of the exploration decline. The ground conditions continued to be good, better than anticipated and one of the main reasons why we were able to advance the decline at such a rapid rate. The exploration decline commenced in December, 2004 and is a major component of the feasibility study that the Company is undertaken. The decline provides the access required to complete systematic infill drilling which is required to better define the grade and geometry of the mineralization and which will also provide the information necessary to ultimately convert the resources to reserves. The decline will also provide direct access to the mineralization in order to analyze potential mining methods and the metallurgy. The information obtained from this work will be used as the basis for the technical studies required to complete the feasibility study. This study will determine the potential, nature and economic parameters for developing an underground mine to extract this mineralization.

The 20,000 metre underground diamond drill program commenced during the quarter, with one diamond drill rig. During the quarter a second was brought to the site. With two diamond drill rigs operating underground we are accelerating the program of infill drilling in order to gain the information required to complete the feasibility study as quickly as possible. We anticipate releasing results of this drilling on a systematic basis starting in the 2nd quarter, 2005. We hope that the results will introduce the potential of the Afton Project to many new investors. Total forecast costs and time required for the feasibility study are $18 million over 18 months. The project is on budget and ahead of schedule.

We continue to systematically add the skills required at management, project and board levels to accomplish the transition of DRC Resources from an exploration company to an operating mining company. During the quarter we were very pleased to add underground bulk mining and legal expertise to the board of directors with the additions of Cliff Davis and Greg Laing. Cliff brings more than 40 years underground mining expertise to the Company, and we believe that his willingness to join our board is a ringing endorsement of the potential of the project. Greg adds extensive legal expertise in securities and corporate law. His skills will be invaluable to us as the Company grows and evolves.

We continue to be excited about the future prospects of the DRC Resources Corp. and our Afton copper-gold Project. While preliminary studies indicate the project is potentially economic at conservative metal prices, we nonetheless were pleased to see the strength of the metal prices throughout the quarter.

In closing I would like to thank all our shareholders for their continued support and I look forward to welcoming new shareholders in the months ahead. I would also like to acknowledge the outstanding efforts of our growing group of DRC employees who have been the driving force behind the good news that I am able to report.

Chris Bradbrook President and CEO DRC Resources Corporation May 11, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION AT MARCH 31, 2005

DATED MAY 11, 2005

Management's Discussion and Analysis ("MD&A") of financial condition and results of operation of DRC Resources Corporation ("the Company" or "DRC") for the quarter ended March 31, 2005 should be read in conjunction with the Company's financial statements and corresponding notes for the period ending March 31, 2005.  The focus of this discussion is on material changes and information relating to the current period and may exclude certain information disclosed in the previous period's discussion.

DRC prepares and files its financial statements and MD&A in Canadian ("CDN") dollars and in accordance with Canadian generally accepted accounting principles ("GAAP"). A note to the financial statement reconciling the figures to United States generally accepted accounting principles ("USGAAP") is included in the YE (Dec 31st) Audited Statement only.

Overview

DRC Resources Corporation with head office located in Vancouver, British Columbia, was incorporated in 1980.  The Company is a development stage resource company engaged in the location, acquisition, evaluation, exploration and development of mineral interests.  The Company's presently issued 13,941,766 shares are listed on the Toronto Stock Exchange (TSX symbol DRC) and the American Stock Exchange (AMEX symbol DRJ).  The main project of the Company is the Afton Copper-Gold Project, located 10 kilometres west of Kamloops, British Columbia.  The Company also owns a mineral interest in Ontario which is being maintained with no further work program presently planned.

The Company's business is managed by directors and executives with professional backgrounds and many years experience in the mining industry, augmented by independent geological and mining professionals (qualified persons) retained to advise the Company on its main project.

In evaluating the Company's financial condition and performance, management looks at DRC's relative position in the context of reporting mineral exploration companies in Canada.  In that context, management sees the Company as emerging from junior to advanced exploration stage, in which its decision making capabilities will undergo more rigorous testing as DRC moves toward the development and production stages on its advanced Afton Copper-Gold Project.  How effectively the Company meets the new issues and challenges will depend upon recently made and planned staff additions and the management of priorities in conduct of the Afton Copper-Gold Project.  Management perceives the advancement of DRC's status as due to selection of highly qualified technical advisors, on-site attention of management to conduct exploration work, understanding of what constitutes a successful exploration attempt and careful cash management.  All of those qualities must continue, and be improved upon, to meet the challenges of higher cost activities (both underground and surface exploration).  While a generally improved economic climate in the mining industry has greatly assisted in the money raising area, the main risks to achievement of objectives will be increased competition for both expert personnel and contract labour which is expected to result in a general increase in costs and, possibly, delay in getting jobs completed.  The federal and provincial election and political uncertainty could effect the mining sector which would indirectly effect the Company. Hence, staffing and cost management are expected to be the main challenges to company stewardship in the near term.

Progress and Outlook

During the first quarter the Company focused on the exploration of the Afton Copper-Gold Project ("Afton Project"), located near Kamloops, British Columbia.  As a mineral exploration company, the future liquidity of DRC will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets.  The Company's cash position is more than sufficient to fund planned exploration expenditures at Afton and meet ongoing obligations as they become due.  Subsequent to the end of the 1st Quarter the additional financing required to conduct further exploration on the Afton and Ajax Properties, also located near Kamloops, British Columbia was raised by way of a CDN$3 million financing completed on April 21, 2005.  Additional financing may still be required to expand the Company's inventory of mineral resource properties and conduct future exploration on these properties.  Several financial institutions have approached the Company with proposals to further strengthen the Company's working capital.  Management is investigating the ways in which it may advantageously maximize these financing proposals.

AFTON COPPER-GOLD PROJECT

The Company is moving forward with its plan to advance the Afton Project through the feasibility stage by carrying out an underground exploration and development program. In the first quarter 2005 progress continued toward the completion of the 2000 metre Afton Exploration Decline for which the services of Procon Mining and Tunnelling Ltd. was engaged in 2004.  Todate approximately 800 meters have been completed.  An Underground Diamond Drill contract was awarded to Boisvenue Drilling Ltd. in December, 2004.  The underground diamond drilling commenced in late January, 2005, with two hydraulic diamond drills in operation from drill station established in the Exploration Decline.  To date 10  diamond drill holes have been completed totaling 4,327 meters feet  and assay results are pending.     This is an essential step in advancing the project through completion of a bankable feasibility study by providing underground working access to conduct additional exploration work and confirmation sampling and probing of the known deposit in cross-cutting the Afton Mineral Zone.  Definition diamond drilling, bulk sampling and technical studies will be carried on concurrently with development of the decline to complete the Afton Feasibility Study.  The underground definition diamond drilling is designed to provide the information necessary to upgrade resources to the reserve category.  The bulk sampling program taken in cross-cut of the mineral zone will provide grade continuity data required for final mine design and metallurgical information for refinement of mill and process design as well as reserve estimates.  The Feasibility Study will include commissioning an independent mine engineering consulting group to finalize a plan for placing the Afton Copper-Gold Project into production.  The decline excavation comprises the major part of an $18 Million final feasibility program that includes extensive definition drilling.

Subsequent to the end of the first quarter, a surface exploration program commenced to outline and define additional mineralization on the Afton property.   In April, 2005, Atlas Drilling Ltd., the company which previously completed over 100 diamond drill holes on the Afton and Ajax properties from 2000-2004,  was engaged to conduct further drilling on the Afton Property.  To date they have completed 548 meters feet of drilling.

 The 2005 surface exploration program is designed to take a fresh look at the entire Afton and Ajax Properties. The program will include a new geophysical airborne study, scheduled for the summer of 2005 which will include high resolution magnetometer, E.M. and radio metrics as well as a density survey.   A compilation of all available data will ensue with the integration of the prospective targets from the geophysical survey plotted for a diamond drill program proposed for later in the year. Limited geophysical work has been conducted on the Afton or Ajax Properties since the late 1970's and early 1980's.  Geophysical studies have resulted in success in other areas in British Columbia.

In early 2004 Behre Dolbear & Company Ltd. of Vancouver, British Columbia finalized an advanced Scoping Study that included an economic evaluation of the Afton Project, Kamloops, BC in compliance with National Policy 43-101.  The study addressed the mineral resource, a number of possible mining methods, mineral processing, and permitting for the Afton Project.  The study provided an estimate of capital and operating costs related to the potential development of an underground bulk tonnage mining operation at Afton.  This study was filed on SEDAR.  The relevant project statistics are outlined below:

Afton Project Statistics
Mineral Resource	Measured and Indicated[1]	68,700,000 tonnes	1.68% Cu Eq
Inferred Resource	7,450,000 tonnes	1.61% Cu Eq
Mineral Resource Within the	Measured and Indicated	46,983,000 tonnes	1.72% Cu Eq
Proposed Mine Plan	Inferred Resource	4,543,000 tonnes	1.72% Cu Eq
Total Material to be Mined	All Categories[2]	51,526,000 tonnes	1.72% Cu Eq
Metallurgical Recovery	Copper	90%
Gold	90%
Silver	75%
Palladium	74%
Mining Method	Underground Panel (Block) Caving
Production Rate (Mine & Mill)	9,000 tonnes per day
Mine Life	17.8 years
Average Annual Production	Copper	29,350 tonnes
Gold	71,000 ounces
Silver	178,100 ounces
Palladium	7,700 ounces
Initial Capital Cost[3]	$140,034,000
Working Capital and Initial Inventory	$9,700,000
On-going Capital	$191,351,000
Unit Operating Cost	(at full production)	$9.77/tonne milled
Net Present Value	0%	$418,206,437
5%	$203,578,770
7.5%	$140,373,936
10%	$94,306,153
Internal Rate of Return	(pre-tax)	26.68%
(after tax)	19.94%
Payback Period	3.7 years
Notes:	1	Afton Main Zone Only (@ 0.7% Cu Eq cut-off grade)
2	See Note on Page 17, Section 3.0
3	Currency used throughout is $Canadian

A Mineral Resource Study completed by Behre Dolbear established the Afton Project as a large high-grade copper-gold mineral deposit with potential of developing additional tonnage through further exploration.  The study estimates significant tonnage and grade for the Afton Project using cutoff grades ranging from 0.1% to 4.0% Copper Equivalent.  This Mineral Resource Study was incorporated in the Afton Advanced Scoping Study.

Afton Main Zone

Measured, indicated and inferred resources were calculated using a geological block model with 10 x 10 x 10 metre blocks and ordinary kriging.  A resource summary is presented below for the Afton Main Zone at a cut off grade of 0.7% Cu Eq.

Mineral Resource Estimate

Resource Category	Tonnes>Cutoff (tonnes)	Grade>Cutoff		Contained Product In-situ
		CuEQ%	AuEQ(g/t)	Copper (lb)	Gold (oz)
Measured	9,540,000	1.956	3.039	271,000,000	290,000
Indicated	59,160,000	1.635	2.541	1,368,000,000	1,577,000
Measured and Indicated	68,700,000	1.679	2.609	1,639,000,000	1,866,000
Inferred	7,450,000	1.480	2.300	151,790,000	188,000

The copper and gold equivalents are based on the following metal price assumptions:

Metal	Price (US$)	Recovery
Copper	$0.85/lb.	90%
Gold	$375/oz.	90%
Silver	$5.25/oz.	75%
Palladium	$200/oz.	74%

The Afton mineral resource estimates, based on 2000-2003 diamond drill results from 90 drill holes totaling 42,450 metres, were calculated by Mr. Gary Giroux, P. Eng., and incorporated into the Advanced Scoping Study under the direction of Mr. James A. Currie, P. Eng.  Both Mr. Giroux and Mr. Currie are independent Qualified Persons as defined under the National Instrument 43-101.  All drill hole samples were prepared under the supervision of DRC personnel and shipped to Eco Tech Laboratories Ltd., a British Columbia Certified Assayer, for analysis.  DRC employs a comprehensive QA/QC program including the use of standards and internal and external check samples.  Behre Dolbear has reviewed the QA/QC program and is of the opinion that it meets or exceeds industry standards.  Industry-accepted methods were used for grade estimation using ordinary kriging (a method of determining a weighted average in such a way that the geostatistical estimation variance of the weighted average is minimized).  The assays were composited into 10 metre down-hole composites. Reasonableness of grade interpolation was reviewed by visual inspection of sections displaying block model grades, drill-hole composites and geology with good agreement being observed.  In accordance with National Instrument 43-101, both the updated Mineral Resource Study and the updated advanced Scoping Study were filed on SEDAR.

The resources developed by DRC Resources are not reserves and, until such time as resources are proven to be reserves, there is a risk that the Company may not achieve ongoing operations from which it may derive significant income.

AJAX PROPERTY

The Ajax Property, consisting of 77 mineral claims, covering 4500 acres, is connected by an existing 10 km mine haulage road to the Afton Copper-Gold Property to the west.  Subsequent to the end of the 1st Quarter  the additional financing required to conduct further surface exploration on both the Afton and Ajax Properties, located near Kamloops, British Columbia was raised by way of a CDN$3 million financing completed on April 21, 2005. During the 2004 field season six diamond drill holes were completed on the Company's Ajax property located on the Company's 100% owned Ajax Property, located 10 km east of the Afton Property, Kamloops, BC.  The purpose of the diamond drill program was to test for sulphide mineralization between the two Ajax open pits and below the previously mined depths.  Drilling successfully indicated a large near-surface copper sulphide system with an associated gold credit between and deeper than the previously mined Ajax East and Ajax West pits.

The results of the Company's exploration programs prompted a geological interpretation of the area that represents a significant departure from the concept on which the shallow surface pits of copper-gold ore were developed and mined by the previous operator in the early nineteen nineties.  The exploration drill program has outlined copper-gold mineralization with an interpreted vertical depth of 300 metres below surface and with an apparent thickness of 400 metres which is consistent with the zone mined in the two open pits.  Three of the six drill holes were drilled over a strike length of approximately 400 metres.  Two drill holes completed to the northwest of the Ajax East and West pits did not intersect the mineralized zone as the holes were collared too far in the foot wall of the zone.

The Ajax East and West pits have been described as porphyry deposits in geological publications.  The Company is encouraged by the size and depth of the system and intends to continue to explore for a higher grade core.

Significant assay results for three drill holes intersecting the mineral zone over a length of 400 metres and to a depth of 300 metres below surface are as follows:

ASSAY INTERSECTIONS FOR AX-01 @ -55o/121o

Core Length (m)	Depth (m)	Copper (%)	Gold (g/t)
51	75-126	0.232	0.145

121	156-277	0.240	0.169

63	307-370	0.362	0.165

31.2	421-452.2	0.249	0.126

ASSAY INTERSECTIONS FOR AX-02 @ -52o/120o

Core Length (m)	Depth (m)	Copper (%)	Gold (g/t)
194	26-220	0.223	0.141

123	277-400	0.221	0.082

ASSAY INTERSECTION FOR AX-04 @ -55o/120o

Core Length (m)	Depth (m)	Copper (%)	Gold (g/t)
278	27-305	0.233	0.159

All drill hole samples were prepared under the supervision of DRC personnel and shipped to Eco Tech Laboratories Ltd., a British Columbia Certified Assayer, for analysis.

Selected Quarterly Information

The selected financial data appearing below for the first quarter ending March 31, 2005, 2004, and 2003 are set forth in Canadian dollars and extracted from the audited Consolidated Financial Statements (filed on SEDAR).

DRC's financial statements are prepared in accordance with generally accepted accounting principles (GAAP) that apply in Canada with a note to the financial statement reconciling the figures to United States generally accepted accounting principles ("USGAAP").  The selected financial data appearing in the first table below is presented in accordance with Canadian GAAP.

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to DRC Resources' audited Consolidated Financial Statements.

	Quarter Ended March 31, 2005	Quarter Ended March 31, 2004	Quarter Ended March 31, 2003
Net Operating Revenue	148,874	171,231	24,720
Net Income (Loss)	(825,908)	62,395	(119,800)
Income (Loss) per Share	(0.06)	0.01	(0.01)
Total Assets	31,639,796	31795,645	6,358,849
Net Assets	29,402,428	28,404,971	6,195,689
Deferred Income Taxes	(787)	(9,110)	(15,944)
Cash Dividends per share	Nil	Nil	Nil
Deficit	(5,046,738)	(2,908,890)	(1,872,714)
Capital Stock	33,008,361	31,313,861	8,068,403
Weighted Average Number of Shares	13,390,604	12,920,359	9,131,766

With approximately $23 million in cash assets, DRC currently has sufficient funds to meet its obligations and to carry out its exploration plans and complete the feasibility study.  There is no assurance that DRC will in the future be able to obtain all the financing it requires on acceptable terms and conditions, or at all.  The only sources of future funds presently available to DRC are the sale of equity capital, or the offering of an interest in its properties to be earned by another person or firm carrying out further exploration or development of the properties.

Operating Results

During the first quarter of 2005 the main focus of the Company has been the exploration of the Afton Project in Kamloops, BC as described in the Progress and Outlook section above.

The advanced Scoping Study on the Afton Main Mineral Zone prepared by Behre Dolbear and Company Ltd., is based on a Mineral Resource (all categories) of 76 million tonnes and indicates that panel cave mining and conventional flotation technology are viable methods of application for mining and processing of a 51.5 Million Tonne Mineral Resource.  The Study indicates an estimated life-of-mine cash operating cost of US$0.15 per pound of copper and a total operating cost of less than US$0.40 per pound of copper, both costs being net of precious metal credits.  A copper price of US$0.85/lb was used in the economic calculation for this study.  Persistence of the current robust metals market, in which copper prices have exceeded US$1.40 per pound, would enhance the economic potential of the Afton Project.   The Company has now proceeded to the feasibility stage.  This will enable a more detailed analysis of all potential mining methods and economic scenarios (including that envisaged in the scoping study) in order to determine the optimum method of developing a mine at the Afton Project site.

To the beginning of 2004, a total of $5 million had been expended to take the Afton Project through the initial surface exploration stage which included the 2000-2003 diamond drill programs.  Preparation, engineering studies and government approvals for the start-up of the underground development began in early 2004, with the physical work on underground ancillary decline commencing in early November 2004.  Approximately $9 million has been expended on the Afton Project to date.

Behre Dolbear's Advanced Scoping Study completed in 2004, estimated the additional costs to take the Afton Project to feasibility study and through permitting over a period of 18 months will involve the following work:

Item

                                                                       Cost___

Underground Development

$13,626,000

Definition Drilling from Underground

1,862,000

Metallurgical Testing

250,000

Environmental/Permitting

610,000

Technical Studies

250,000

Feasibility Study

750,000

DRC Supplied Personnel

400,000

Total

$17,748,000

This feasibility study is fully funded as the result of a $24 million financing completed in November 2003.  To date, approximately $6.5 million has been expended on the feasibility study.

Note:  Certain technical reports outlining the above have been filed on SEDAR.  A direct link to SEDAR may be found on the Company's website: www.drcresources.com.

Summary of Quarterly Information

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to DRC's audited and interim Consolidated Financial Statements.

The Afton Copper-Gold Project exploration programs are the only significant expenditures in progress.  All exploration has been funded by external financing through issue of securities of DRC.  The Company has no current ongoing mining operations and no significant income.

Foreign currency fluctuations had a limited negative effect on DRC's other income and expenses.  The impact of a rising Canadian dollar (or devaluing US dollar) could have significant effect on concentrate product sales in the future, since all such sales are conducted in US currency, while costs are incurred in Canadian dollars.  Decrease in interest income is primarily due to lower interest rates earned on working capital.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars.

For purposes of illustrating management explanation and discussion of the Company's financial condition and results of operations, please refer to the following table of selected financial information that appears in more detail in the financial statements that accompany this application.

Quarter Ending	March 31 2005	Dec 31 2004 (YE) figures	Sep 30 2004	June 30 2004	March 31 2004	Dec 31 2003 (YE) figures	Sep 30 2003	June 30 2003
Net Operating Revenue (Loss)	148,874	565,506	94,883	199,304	171,231	108,482	21,613	(8,747)
(Loss) Before Taxes	(825,121)	(1,202,805)	140,903	(18,310)	71,505	(415,702)	(70,410)	(141,907)
(Loss) per Share	(0.06)	(0.09)	(0.01)	(0.01)	(0.01)	(0.04)	(0.01)	(0.02)
Net Income(Loss)	(825,908)	(1,249,545)	146,626	(20,422)	62,395	(1,218,371)	(105,943)	(182,903)
(Loss) per Share	(0.06)	(0.09)	(0.01)	(0.01)	(0.01)	(0.13)	(0.01)	(0.02)

Liquidity & Capital Resources

Working Capital at Quarter-end    DRC Resources had working capital of $24,200,000, $24,700,000 and  $4,000,000 and no debt at March 31st in, respectively, the years 2005, 2004 and 2003.  Net equity financings of $4,904,120 in 2000, $1,935,515 in 2002 and $22,500,250 in 2003 and options exercised totaling $2,550,000 in 2004 were the principal sources of working capital.

During first quarter 2005 interest income and a small foreign exchange gain, provided for approximately 15.28% of the Company's administrative costs.   In 2004 and 2003, interest, royalty income, sale of investment property, gain of marketable securities and a foreign exchange gains provided for, respectively, approximately 62.83% and 34.98% of the Company's administrative costs.

In 2000 DRC Resources' working capital increased significantly due to funding provided by a $5 million Special Warrants Private Placement Offering, which put the Company in a position to make a commitment to a large exploration program on its Afton Copper-Gold Project.  In 2002 a $2.1 million private placement of flow-through shares was added to exploration funding, and in 2003 a $24.1 million private place of common shares significantly increased the working capital.  In 2004 the exercise of director and employee stock options infused $2,550,000 into the Company's working capital.

These infusions of capital funds into the treasury of the Company established the work capital to meet the fiscal administrative costs and carry out the budgeted exploration programs todate. Without further capital infusion the working capital will steadily deplete through the year 2005.  DRC's working capital is sufficient to meet all its present requirements as an exploration company.  In order to be in a position to move to the development stage of its Afton Copper-Gold Project, DRC realized that it would be expected to raise at least 10% of the expected capital requirement of about $140 million, in order to attract an institutional lender or mine financing partner, such as a smelter, to the project.

Contractual Obligation for Acquisition of the Afton Copper-Gold Property

By Option to Purchase Agreement ("the Option") dated September 22, 1999 DRC Resources acquired the exclusive right for 90 days to purchase a 100% undivided working interest in the Afton 1 - 11 (incl.) mineral claims, Record Nos. 372023 - 372026 (incl.) and 372641 - 372647 (incl.) (the "Original Claims") as to 50% from Westridge Enterprises Ltd., a non-reporting British Columbia company wholly owned by John H. Kruzick, a director, the Chairman of the Board of the Company; and as to 50% from Indo-Gold Development Ltd., a non-reporting British Columbia company owned by John Ball, a geologist.  The Option provided for consideration to be a 10% Net Profit Royalty to and a property management agreement with the optionors, with exercise to be by carrying out exploration work and paying Common Shares of DRC Resources as follows:

Due Date(1)	Option Payment	Status	Exploration ($)	Status
On regulatory approval	1,000,000 Shares	Paid
Year 1 (2000)	-		400,000	Performed
Year 2 (2001)	200,000 Shares	Paid	600,000	Performed
Year 3 (2002)	200,000 Shares	Paid	1,000,000	Performed
Year 4 (2003)	200,000 Shares	Paid	1,000,000	Performed
Year 5 (2004)	200,000 Shares	Paid	1,000,000	Performed
Year 6 (2005)	200,000 Shares		1,000,000	Performed
Year 7 (2006)			500,000	Performed
Year 8 (2007)			500,000	Performed
Year 9 (2008)			500,000	Performed
TOTALS	2,000,000 Shares		6,500,000	Performed

Note: (1)

The initial option payment was due and paid following acceptance of the filing of the Formal Option by the then governing regulatory body, the Canadian Venture Exchange.  Subsequent option payments are due to be paid in full on or before the anniversary of the Due Date on November 10th in all future years unless otherwise agreed upon by both parties.

Other than relatively nominal property maintenance costs on projects, the only commitment for material expenditures in either the near or long term is the contractual obligations for completion of the Afton Underground Ancillary Decline, totaling approximately $18 million.

The Company's source of liquidity is its cash and cash equivalents; however, this is supplemented by interest earned and these sources of cash are considered sufficient to meet near-term financial requirements.

Off-Balance Sheet Arrangements

The Company has concluded service contracts with three persons who are directors and/or members of administrative, supervisory or management bodies.

  Since founding DRC Resources, John H. Kruzick has provided the Company's direction and management as a consultant through a private company, Westridge Enterprises Ltd., controlled by him and paid on a per diem basis with reimbursement for out-of-pocket expenses until December 31, 2004. On January 1, 2005 Mr. Kruzick was made a salaried employee.  By Services Agreement made and approved April 23, 2003 by the Board of Directors and amended October 18, 2004 and January 1, 2005, John H. Kruzick's employment as Chairman of the Board was formalized.

  Since May 12, 1981, Sharon L. Ross has provided the Company with secretarial and office administrative services as a consultant through a private company, Allshare Holdings Ltd., controlled by her and paid on a per diem basis with reimbursement for out-of-pocket expenses until December 31 2004.  On January 1, 2005 Ms. Ross was made a salaried employee.  By Services Agreement made and approved April 23, 2003 by the Board of Directors and amended January 1, 2005, Sharon L. Ross' employment as Corporate Secretary to perform the duties customary to that position was formalized.

  On October 12, 2004, Christopher J. Bradbrook was retained to provide the Company with services pertaining to the position of President and CEO as a consultant paid on an annual basis with re-imbursement for out-of-pocket expenses until December 31, 2004.  On January 1, 2005 Mr. Bradbrook was made a salaried employee and continued in his role as President and CEO.

Related Party Transactions

During the period ending March 31, 2005, the Company paid wages of $24,156 compared to contract fees of $17,628 in the same period for 2004, for secretarial and accounting services invoiced in 2004 by Allshare Holdings Ltd., a private company in which a director has a 50% interest.

During the year ending March 31, 2005 the Company paid wages of $50,000 compared to contract fees  of $36,500 in the same period for 2004 for consulting and deferred exploration costs invoiced by Westridge Enterprises Ltd., a private company owned by a director of the Company.

During the period ending March 31, 2005, a related person of a Director was paid wages of $24,000 compared to contract fees of $16,250 for consulting services in the same period for 2004.

During the period ending March 31, 2005, a director and officer of the Company was paid wages of $62,500.00 for consulting services relating to the office of President,.

During the period ending March 31, 2005, an officer of the Company was paid wages of $37,500 for services as Vice President of Exploration and Development for the Afton Project, no comparative figure for the period as the starting date was March 23, 2004.

First Quarter, 2005

During the first quarter project costs remained steady to the  2005 budgeted average cost of approximately $1.5 million per month as work progresses on the 2000 metre underground ancillary decline and construction of the portal facility.  The decline provides access for the underground diamond drilling program which commenced late January, 2005 and is designed to achieve two very important goals.  Firstly, it will enable completion of infill drilling in order to upgrade current resources to the reserve category.  Secondly, it will facilitate an aggressive exploration program to search for extensions of the known mineralization, and to investigate the potential for additional zones of mineralization.  To date, the currently identified mineralization remains open.

Risks

Mineral exploration is a high risk business and there is no assurance that economic mineral deposits will be found on any of DRC's mineral interests.  Positive surface indications and drill results are no guarantee that an economic mineral deposit exists at depth.  Fluctuating mineral commodity prices and exchange rates may adversely affect the economics of a mineral deposit.  Financial markets can sometimes be negative toward junior exploration companies.

Capital

The information below, relating the capital structure of the company, is at March 31, 2005.

Authorized share capital:   40,000,000 common shares without par value

Issued and outstanding:      13,941,766 common shares without par value

Incentive Stock Options Outstanding:

Number of Options	Exercise Price	Expiry Date
175,000	$7.00	March 22, 2010
100,000	$6.50	April 13, 2009
600,000	$4.60	October 12, 2009
50,000	$6.81	March 10, 2010
50,000 (Compensation Options)	$4.60	October 13, 2006
345,000 (Broker's Compensation Options)	$7.50	November 6, 2005

Additional Information

Additional information on the Company may be found on SEDAR at www.sedar.com or the Company's website at www.drcresources.com.

Disclaimer

The information contained herein is prepared by the company and believed to be accurate but has not been independently audited or verified, and is provided for informational purposes.  This information is not to be construed as an offer nor as a recommendation to buy or sell securities.  DRC Resources Corporation, its officers and directors, assume no responsibility for use of this information in any way whatsoever and do not guarantee its accuracy.

Cautionary Note

It should be noted that some of the statements contained in this presentation are not historical facts but may be forward-looking statements.  Estimates and statements that describe the Company's future plans, objectives or goals are examples of forward-looking statements and such statements may include words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of the Company's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals, legislative, environmental and other regulatory, political and competitive developments in areas in which the Company operates.

US Investors Should Note:  The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce.  We may use certain terms in our publications such as "resources," that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.

DRC RESOURCES CORPORATION [An Exploration Stage Company] INTERIM FINANCIAL STATEMENTS MARCH 31, 2005 (Unaudited - See Notice to Reader)

14

BEAUCHAMP & COMPANY CHARTERED ACCOUNTANTS #205 - 788 BEATTY STREET VANCOUVER, B.C. V6B 2M1 PHONE: 604-688-2850 FAX: 604-688-2777

NOTICE TO READER

We have compiled the interim balance sheet of DRC Resources Corporation as at March 31, 2005 and the interim statements of operations and deficit, and cash flows, and schedule of mineral claim interest for the three months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.	"BEAUCHAMP & COMPANY"
April 29, 2005	Chartered Accountants

DRC RESOURCES CORPORATION [An Exploration Stage Company] INTERIM BALANCE SHEETS AS AT MARCH 31, 2005 AND DECEMBER 31, 2004 (Unaudited - See Notice to Reader)
		(Note 14)
	Mar. 31,	Dec. 31,
	2005	2004

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$21,326,584	$ 25,029,585
Accrued interest receivable	14,029	71,912
Amounts receivable - government	328,451	170,636
Prepaid expenses	187,214	81,442

	21,856,278	25,353,575

MINERAL CLAIM INTERESTS - SCHEDULE [Notes 2 and 3]	9,287,510	5,933,932
PROPERTY AND EQUIPMENT [Notes 2 and 4]	496,008	508,138

	$31,639,796	$ 31,795,645

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accruals	$1,266,674	$ 1,164,350
Current portion of capital lease payable [Note 5]	22,671	22,671

	1,289,345	1,187,021

CAPITAL LEASE PAYABLE [Note 5]	24,561	30,228
FUTURE INCOME TAXES [Note 6[c]]	923,462	922,675

	2,237,368	2,139,924

SHAREHOLDERS' EQUITY

SHARE CAPITAL [Note 7]	33,008,361	33,008,361
CONTRIBUTED SURPLUS	1,440,805	868,190
DEFICIT	(5,046,738)	(4,220,830)

	29,402,428	29,655,721

	$31,639,796	$ 31,795,645

COMMITMENTS AND CONTINGENT LIABILITIES [Note 11]

APPROVED BY THE BOARD:
"Chris Bradbrook"	Director

"John Kruzick"	Director

See accompanying notes.

DRC RESOURCES CORPORATION [An Exploration Stage Company] INTERIM STATEMENTS OF OPERATIONS AND DEFICIT THREE MONTHS ENDED MARCH 31, 2005 AND 2004 (Unaudited - See Notice to Reader)
	2005	2004

INCOME
Interest and other income	$ 146,355	$159,001
Gain on sale of marketable security	-	8,290
Foreign exchange gain	2,519	3,940

	148,874	171,231

EXPENSES
Amortization	22,040	3,134
Consulting and management fees	2,579	26,500
Insurance	60,159	-
Office and miscellaneous	26,543	26,892
Professional fees	17,616	21,602
Regulatory and filing fees	15,569	7,592
Rent	15,419	6,285
Stock-based compensation [Note 7[c] and [d]]	572,615	-
Telephone	1,730	945
Transfer agent	1,783	2,042
Travel, conferences and promotion	47,910	4,734
Wages and benefits	190,032	-

	973,995	99,726

(LOSS) INCOME BEFORE INCOME TAXES	(825,121)	71,505

FUTURE INCOME TAXES [Note 6]	(787)	(9,110)

NET (LOSS) INCOME FOR THE PERIOD	(825,908)	62,395

DEFICIT, BEGINNING OF PERIOD	(4,220,830)	(2,971,285)

DEFICIT, END OF PERIOD	$ (5,046,738)	$(2,908,890)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	13,390,604	12,920,359

(LOSS) EARNINGS PER SHARE	$ (0.06)	$0.01

See accompanying notes.

DRC RESOURCES CORPORATION [An Exploration Stage Company] INTERIM STATEMENTS OF CASH FLOWS THREE MONTHS ENDED MARCH 31, 2005 AND 2004 (Unaudited - See Notice to Reader)
	2005	2004

CASH PROVIDED BY [USED FOR]:

OPERATING ACTIVITIES
Net (loss) income for the period	$(825,908)	$ 62,395
Items not involving cash:
Amortization	22,040	3,134
Stock-based compensation	572,615	-
Gain on sale of marketable security	-	(8,290)
Future income taxes	787	9,110

	(230,466)	66,349
Net change in non-cash working capital items	(376,141)	(224,537)

Cash used for operating activities	(606,607)	(158,188)

INVESTING ACTIVITIES
Proceeds on sale of marketable security	-	9,790
Payments for mineral claim interest exploration costs	(3,080,817)	(77,326)
Acquisition of property and equipment	(9,910)	(161,600)

Cash used for investing activities	(3,090,727)	(229,136)

FINANCING ACTIVITIES
Payments on capital lease	(5,667)	-
Cash proceeds from shares issued	-	915,500

Cash (used for) provided by financing activities	(5,667)	915,500

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,703,001)	528,176

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	25,029,585	24,737,161

CASH AND CASH EQUIVALENTS, END OF PERIOD	$21,326,584	$ 25,265,337

CASH AND CASH EQUIVALENTS COMPRISES:
Cash	$160,329	$ 81,769
Term deposits and short-term discount notes	21,166,255	25,183,568

	$21,326,584	$ 25,265,337

* Supplemental disclosure of non-cash financing and investing activities: refer to note 9

See accompanying notes.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
INTERIM SCHEDULE OF MINERAL CLAIM INTERESTS
FOR THE THREE MONTHS ENDED MARCH 31, 2005
AND YEAR ENDED DECEMBER 31, 2004
(Unaudited - See Notice to Reader)

				(Note 14)
			Mar. 31,	Dec. 31,
			2005	2004

Acquisition Costs

Kamloops "Afton" Claims			$541,734	$541,734
Kamloops "Ajax-Python" Claims			48,732	48,732
Timmins, Ontario Claims			1	1

Balance, End Of Period			590,467	590,467

Deferred Exploration Costs

		Ajax-		(Note 14)
	Afton	Python	Mar. 31,	Dec. 31,
	Claims	Claims	2005	2004

Balance, Beginning Of Period	$ 5,118,047	$225,418	$5,343,465	$2,956,829

Above-ground Exploration Costs
Assays and testing	-	-	-	11,019
Drilling	6,750	-	6,750	131,944
Engineering	-	-	-	37,380
Geological consulting	160	-	160	51,615
Miscellaneous	854	-	854	7,278
Staking and filing fees	-	-	-	4,781
Supplies and equipment	9,896	-	9,896	3,829
Travel and accommodation	686	-	686	10,529
Grant recoveries [Note 2[d]]	-	-	-	(40,311)
Wages and benefits	15,761	-	15,761	9,348

	34,107	-	34,107	227,412

Underground Exploration Costs
Assays and testing	17,291	-	17,291	1,049
Drilling	173,363	-	173,363	59,556
Engineering	7,814	-	7,814	184,494
Geological consulting	46,748	-	46,748	233,552
Insurance	3,488	-	3,488	36,161
Miscellaneous	1,653	-	1,653	6,728
Road construction and maintenance	-	-	-	221,240
Supplies and equipment rental	51,316	-	51,316	49,636
Travel and accommodation	14,555	-	14,555	24,990
Tunnelling and decline costs	2,855,688	-	2,855,688	1,319,167
Wages and benefits	147,555	-	147,555	22,651

	3,319,471	-	3,319,471	2,159,224

Balance, End Of Period	$ 8,471,625	$225,418	$8,697,043	$5,343,465

Mineral Claim Interests			$9,287,510	$5,933,932

See accompanying notes.

DRC RESOURCES CORPORATION [An Exploration Stage Company] NOTES TO INTERIM FINANCIAL STATEMENTS MARCH 31, 2005 (Unaudited - See Notice to Reader)

1.     NATURE OF BUSINESS

DRC Resources Corporation is a public company incorporated under the Company Act (British Columbia). The common shares of the Company are traded on the Toronto Stock Exchange ("TSX") and the American Stock Exchange ["AMEX"].

The Company is in the process of exploring its mineral claim interests to determine whether the properties contain ore reserves that are economically recoverable.

The continued operations of the Company and the recoverability of the amounts shown as mineral claim interests are dependent upon the existence of recoverable reserves, the ability of the Company to obtain financing to complete the developments, and upon future profitable production or proceeds from disposition of its mineral claim interests.

Although the Company has taken steps to verify title to mineral claim interests in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2.       SIGNIFICANT ACCOUNTING POLICIES

a] Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing securities with maturities at purchase dates of five months or less.

b] Mineral Claim Interests

The Company records its mineral claim interests at cost. Exploration expenditures relating to mineral claim interests that have economically recoverable reserves or significant mineralization, which in the view of management justify additional exploration and are deferred until such time as the mineral claim interest to which they relate is brought into production, or is sold, allowed to lapse or abandoned. The costs will be amortized on a unit of production basis following commencement of production or written off to operations if the mineral claim interest is abandoned. Mineral option payments are recorded when received and are charged against the related mineral claim interest cost. General exploration, overhead and administration costs are expensed in the year they are incurred.

The Company reviews capitalized costs on its mineral claim interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the mineral claim interests or from the sale of the mineral claim interests. Management's assessment of the mineral claim interest's estimated current fair market value may also be based upon a review of other mineral claim interest transactions that have occurred in the same geographic area as that of the mineral claim interest under review.

DRC RESOURCES CORPORATION [An Exploration Stage Company] NOTES TO INTERIM FINANCIAL STATEMENTS MARCH 31, 2005 (Unaudited - See Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES [CONT'D]

b] Mineral Claim Interests [Cont'd]

The Company has accounted for its mineral interests as tangible assets under the Canadian GAAP CICA Accounting Standards 3061. The standard states that "mining interests are items of property, plant and equipment represented by the capitalized costs of acquired mineral rights and the costs associated with exploration for and development of mineral reserves."

Upon the issuance of CICA Accounting Standards 3062 for goodwill and other intangible assets the Company's management concluded that the definition given of an intangible asset ["an asset, other than a financial asset, that lacks physical substance". [3062.05[c]] does not apply to its mineral claim interests and therefore is not applicable to the Company.

Under the Canadian GAAP Accounting Standards CICA 3061, the amortization of the asset would be over its useful life once the asset is in production. Under the Canadian GAAP Accounting Standard CICA 3062 a recognized intangible asset should be amortized over its useful life. Under each of these standards the amortization process would be the same in respect to the Company's mineral interests.

c] Property and Equipment

Property and equipment are stated at cost less accumulated amortization. Amortization is calculated using the straight-line method at a rate of 5% per annum for building, 20% per annum for transportation vehicles and 20% per annum for mining, office and computer equipment. Amortization is recorded when the asset is fully operational.

d] Grant Recoveries

Grant recoveries represent British Columbia Mining Exploration Tax Credit claim refunds of 20% of eligible Canadian exploration expenditures. These grants are for qualifying exploration expenditures at a grassroots level for mineral claim interests in the Province of B.C.

e] (Loss) Earnings Per Share

Basic loss per common share is computed by dividing the loss by the weighted average number of common shares outstanding during the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options, warrants and other dilutive instruments. No dilutive loss per share has been presented as the effect would be antidilutive.

f] Use of Estimates

The preparation of interim financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these interim financial statements and accompanying notes. Significant areas of estimate relate to mineral claim interests and related deferred exploration costs, future site restoration costs, and the future income tax asset valuation allowance. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact on the interim financial statements of future changes in such estimates could be material.

DRC RESOURCES CORPORATION [An Exploration Stage Company] NOTES TO INTERIM FINANCIAL STATEMENTS MARCH 31, 2005 (Unaudited - See Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

g] Income Taxes

The Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes which will arise from the realization of assets or settlement of liabilities at their carrying amounts, which differ from their tax bases. Future tax assets and liabilities are measured using substantially enacted or enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not likely.

h] Foreign Currency Translation

The Company's foreign operation is considered fully integrated with the Company and is translated into Canadian dollars using the weighted average rates for the period for items included in the statement of operations and deficit, except for amortization which is translated at historical rates, the rate prevailing at the balance sheet date for monetary assets and liabilities, and historical rates for all other items. Exchange gains or losses on translation are included in the current period's operations.

i] Flow-Through Shares

The Company has adopted the new accounting pronouncement relating to flow-through shares effective for all flow-through share renunciations occurring after March 19, 2004. Under the Canadian Income Tax Act an enterprise may issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital. As the Company did not issue any flow through shares during the period, there is no impact on the financial statements for the current period.

j] Asset Retirement Obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon undiscounted future payments to be made. A corresponding amount is added to the carrying amount of the related long-lived asset, and this amount is subsequently allocated to expense over its expected life. Adjustments will also be made in subsequent periods to changes on asset retirement obligations due to changes in estimates. As at March 31, 2005, the Company does not have any asset retirement obligations.

k] Stock-Based Compensation

The Company adopted the recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on or after January 1, 2003. This established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services as the options vest with the recipients.

As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning January 1, 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees and directors.

DRC RESOURCES CORPORATION [An Exploration Stage Company] NOTES TO INTERIM FINANCIAL STATEMENTS MARCH 31, 2005 (Unaudited - See Notice to Reader)

3. MINERAL CLAIM INTERESTS

  Kamloops, B.C., "Afton" Mineral Interest

  The Company entered into an option agreement dated September 22, 1999 to acquire the Afton Mineral Claims Group, located in the Kamloops Mining Division of B.C. Consideration is the issuance of 2,000,000 common shares of the Company in stages, with 1,000,000 shares issuable on the effective date of shareholders' approval of the agreement, and 200,000 shares annually for the next five years thereafter. The Company also agreed to complete an aggregate work commitment of $6,500,000 over nine years and the vendor retains a 10% net profit royalty in the property. The Company can purchase back the 10% net profit royalty interest on or before December 1, 2010 for $2,000,000.

  On July 19, 2000, 1,000,000 common shares of the Company were issued in accordance with the agreement. During the quarter ending March 31, 2002, the Company issued 200,000 common shares in accordance with the agreement for year two and in the quarter ending December 31, 2002, the Company issued 200,000 common shares in accordance with the agreement for year three. During the quarter ending December 31, 2003, the Company issued 200,000 common shares in accordance with the agreement for year four. During the quarter ended December 31, 2004, the Company issued 200,000 common shares in accordance with the agreement for year five. The cost per share issued pursuant to the terms of the agreement was $0.30, for a total acquisition cost to the Company of $60,000. Claim work completed has extended the claims in good standing until March 8, 2011.

  A director of the Company has a one-half interest in the option agreement above as one of the optionors. [See Notes 8 and 11]

  Kamloops, B.C., "Ajax" Mineral Interest

  The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty, consisting of 72 mineral claims and 5 crown grants in the Kamloops Mining Division of B.C. The cost of the claims acquired was 100,000 common shares of the Company at a market value of $0.50 per share. Claim work completed has extended the claims in good standing until September 26, 2011.

  Timmins, Ontario, Mineral Interest

  The Company has a 100% interest in 11 mineral claims located in the Porcupine Mining Division of Ontario. The mineral claims are in good standing until October 14, 2006.

4.	PROPERTY AND EQUIPMENT			Net Book Value

					(Note 14)
			Accumulated	Mar, 31,	Dec. 31,
		Cost	Amortization	2005	2004
	Land	$56,900	$-	$56,900	$56,900
	Building	104,700	6,543	98,157	99,465
	Transportation vehicles	130,071	38,923	91,148	97,651
	Mining equipment	212,926	10,646	202,280	212,926
	Office and computer equipment	81,569	34,046	47,523	41,196

		$586,166	$90,158	$496,008	$508,138

DRC RESOURCES CORPORATION [An Exploration Stage Company] NOTES TO INTERIM FINANCIAL STATEMENTS MARCH 31, 2005 (Unaudited - See Notice to Reader)
5. CAPITAL LEASE PAYABLE	Three	(Note 14)
	Months	Year
	Ended	Ended
	Mar. 31,	Dec. 31,
	2005	2004
GMAC, 0%, repayable in monthly instalments of $1,889,
matures April 30, 2007	$47,232	$52,899

Less: current portion due within one year	(22,671)	(22,671)

	$24,561	$30,228

6. INCOME TAXES

a]	Profit [loss] before income taxes are as follows:	Three	(Note 14)
		Months	Year
		Ended	Ended
		Mar. 31,	Dec. 31,
		2005	2004

	Canada	$(252,606)	$(1,222,636)
	U.S.A.	-	19,831

	TOTAL	$(252,606)	$(1,202,805)

b]	The provision for income taxes consist of the following:	Three	(Note 14)
		Months	Year
		Ended	Ended
		Mar. 31,	Dec. 31,
		2005	2004

	Future
	Canada	$787	$46,470

	TOTAL INCOME TAX EXPENSE	$787	$46,470

c]	Temporary differences that give rise to future income taxes are as follows:	Three	(Note 14)
		Months	Year
		Ended	Ended
		Mar. 31,	Dec. 31,
		2005	2004

	Long-term future tax liability
	Mineral Claim Interests	$919,159	$909,057
	Equipment	4,303	13,618

	TOTAL LONG-TERM FUTURE INCOME TAX LIABILITY	$923,462	$922,675

DRC RESOURCES CORPORATION [An Exploration Stage Company] NOTES TO INTERIM FINANCIAL STATEMENTS MARCH 31, 2005 (Unaudited - See Notice to Reader)
6. INCOME TAXES [CONT'D]

d] Temporary differences that could give rise to future income tax assets:	Three	(Note 14)
	Months	Year
	Ended	Ended
	Mar. 31,	Dec. 31,
	2005	2004

Long-Term Future Income Tax Assets
Loss carry forwards	$1,021,735	$948,462
Share issue costs	348,382	403,265

Total Long-Term Future Income Tax Assets	1,370,117	1,351,727
Less Valuation Allowance	(1,370,117)	(1,351,727)

NET LONG-TERM FUTURE INCOME TAX ASSETS	$-	$-

e] Subject to confirmation by the income tax authorities, the Company has the following undeducted tax pools:

	Three	(Note 14)
	Months	Year
	Ended	Ended
	Mar. 31,	Dec. 31,
	2,005	2004

Canadian Exploration Expenses	$6,219,607	$2,866,209

Canadian Development Expenses	$651,480	$651,480

Undepreciated Capital Costs	$400,821	$415,039

Share Issue Costs	$978,653	$1,071,942

Non-Capital Losses, expiring at various dates to 2015	$2,868,432	$2,521,165

7. SHARE CAPITAL

a] Authorized

40,000,000 common shares without par value

b] Issued

	Number Of
	Shares	Amount

Balance, December 31, 2003	12,901,766	$30,398,361

Issued for cash
Exercise of stock options	840,000	2,550,000

Issued for mineral claim interests	200,000	60,000

Balance, December 31, 2004 and March 31, 2005	13,941,766	$33,008,361

  Year 2004

During the year the Company issued 690,000 shares upon the exercise of stock options at $3.00 per share. Cash proceeds of $2,070,000 were received by the Company.

During the year the Company issued 100,000 shares upon the exercise of stock options at $3.05 per share. Cash proceeds of $305,000 were received by the Company.

DRC RESOURCES CORPORATION [An Exploration Stage Company] NOTES TO INTERIM FINANCIAL STATEMENTS MARCH 31, 2005 (Unaudited - See Notice to Reader)
7.	SHARE CAPITAL [CONT'D]

  Year 2004 (Con't)
During the year the Company issued 50,000 shares upon the exercise of stock options at $3.50 per share. Cash proceeds of $175,000 were received by the Company.

During the last quarter ending December 31, 2004, 200,000 shares were issued at a price of $0.30 per share for the 2004 option payments in accordance with the Afton mineral claim option agreement.

c] Stock Options

The Company had 925,000 stock options outstanding as at March 31, 2005. The 2003 stock option plan allows the Company to grant up to a total of 1,000,000 stock options. All future stock options granted must be under the new stock option plan. The term of the stock options granted are fixed by the board of directors and are not to exceed ten years. The exercise prices of the stock options are determined by the board of directors but shall not be less than the closing price of the Company's common shares on the day preceding the day on which the directors grant the stock option, less any discount permitted by the TSX. The stock options vest immediately on the date of grant unless otherwise required by the exchange, however, a four month hold period applies to all shares issued under each stock option, commencing on the date of grant.

Other terms and conditions are as follows: all stock options are non-transferable; no more than a 5% of the issued shares may be granted to any one individual in any 12 month period; disinterested shareholder approval must be obtained for [i] any reduction in the exercise price of an outstanding option, if the holder is an insider, [ii] any grant of stock options to insiders, within a 12 month period, exceeding 5% of the Company's issued shares; and stock options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company's common shares.

		Weighted	Weighted
		Average	Average
	Options	Exercise	Remaining
	Outstanding	Price	Life [Years]

Balance, December 31, 2003	840,000	$3.03	0.90
Granted	100,000	$6.50
Granted	600,000	$4.60
Exercised	(690,000)	$3.00
Exercised	(100,000)	$3.05
Exercised	(50,000)	$3.50

Balance, December 31, 2004	700,000	$4.87	4.25
Granted	50,000	$6.81
Granted	175,000	$7.00

Balance March 31, 2005	925,000	$5.37	4.25

The expiry dates of the options are:
April 13, 2009	100,000	options @	$6.50
October 12, 2009	600,000	options @	$4.60
March 10, 2010	50,000	options @	$6.81
March 22, 2010	175,000	options @	$7.00

DRC RESOURCES CORPORATION [An Exploration Stage Company] NOTES TO INTERIM FINANCIAL STATEMENTS MARCH 31, 2005 (Unaudited - See Notice to Reader)
7. SHARE CAPITAL [CONT'D] c] Stock Options [Cont'd]

During the quarter ended March 31, 2005, the Company granted incentive stock options to certain directors of the Company to purchase 50,000 common shares at an exercise price of $6.81 per share and 175,000 common shares at an exercise price of $7.00 per share. The 50,000 options are exercisable on or before March 10, 2010 and the 175,000 options are exercisable on or before March 22, 2010. The fair value of these options is $493,915 with the Company expensing the assigned value. The values were arrived at by using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free rates of 3.00 - 3.29%; volatility factor of the expected market price of the Company's common stock at 45%; option lives of 2.5 years; and no expected dividends.

On October 12, 2004, the Company granted the new President and chief executive officer the option to purchase 600,000 common shares at an exercise price of $4.60 per share in accordance with the Company's Stock Option Plan. The options are exercisable on or before October 12, 2009. The fair value of these options was $823,440 with the Company expensing this assigned value. The value was arrived at by using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free rate of 3.44%; volatility factor of the expected market price of the Company's common stock at 43%; option lives of 2.5 years; and no expected dividends.

On April 13, 2004, the Company granted the Vice President of Exploration and Development the option to purchase 100,000 common shares at an exercise price of $6.50 per share in accordance with the Company's Stock Option Plan. The options vest as to 50,000 on January 1, 2005 and 50,000 on January 1, 2006, and were amended to expire on April 13, 2009, subject to regulatory consent. The fair value of the vested options is $78,700 with the Company expensing this assigned value. The value was arrived at by using the Black-Scholes option pricing model with the following weighted-average assumptions; risk-free rate of 3.44%; volatility factor of the expected market price of the Company's common stock at 43%; option lives of 2.5 years; and no expected dividends.

d]	Compensation Options

	The expiry dates of the options are:
	November 6, 2005	345,000	options @	$7.50
	October 13, 2006	50,000	options @	$4.60

On October 13, 2004, the Company granted Orion Securities Inc. a compensation stock option for services rendered with respect to recruiting the new President and chief executive officer for the Company. The Company granted an option to purchase 50,000 common shares at an exercise price of $4.60 per share expiring on October 13, 2006. The fair value of these options was $44,750 with the Company expensing this assigned value. The value was arrived at by using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free rate of 3.21%; volatility factor of the expected market price of the Company's common stock of 36%; option lives of 1.5 years; and no expected dividends.

8. RELATED PARTY TRANSACTIONS
	Three	(Note 14)
	Months	Year
	Ended	Ended
	Mar. 31,	Dec. 31
	2005	2004

For wages and consulting services charged by the President/Director of the
Company.	$62,500	$46,460

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO INTERIM FINANCIAL STATEMENTS
MARCH 31, 2005
(Unaudited - See Notice to Reader)

8.	RELATED PARTY TRANSACTIONS [CONT'D]
		Three	(Note 14)
		Months	Year
		Ended	Ended
		Mar. 31,	Dec. 31
		2005	2004

	For consulting, administration and exploration costs charged by a Director of the
	Company.	$50,000	$153,000

	For shares issued in payment on "Afton" mineral claim option agreeement to a
	director of the Company. 100,000 shares were issued during 2004 [cumulative
	total is 900,000 shares to date].	$-	$30,000

	For wages and consulting services charged by a related person of a Director.	$24,000	$72,600

	For geological consulting services on mineral claim interests charged by an
	Officer of the Company.	$37,500	$101,060

	For secretarial and administrative services charged by a Director of the
	Company.	$24,156	$64,446

9.	SUPPLEMENTARY CASH FLOW INFORMATION

	The Company conducted non-cash investing and financing activities as follows:
		Three	(Note 14)
		Months	Year
		Ended	Ended
		Mar. 31,	Dec. 31
		2005	2004

	Value assigned to options granted	$572,615	$868,190
	Common shares issued for mineral claim interests	-	60,000
	Vehicle acquired via capital lease	-	68,013

		$572,615	$996,203

10. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, term deposits, corporate notes, amounts receivable, accounts payable and capital lease payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of cash, term deposits, corporate notes, amounts receivable and accounts payable approximate their carrying values due to the relatively short period to maturity of these instruments.

11. COMMITMENTS AND CONTINGENT LIABILITIES

The Company awarded a contract totalling $10,811,066 for underground development work on the "Afton" Mineral Property in October 2004. The work is expected to be completed by November 15, 2005.

DRC RESOURCES CORPORATION [An Exploration Stage Company] NOTES TO INTERIM FINANCIAL STATEMENTS MARCH 31, 2005 (Unaudited - See Notice to Reader)

11. COMMITMENTS AND CONTINGENT LIABILITIES [CONT'D]

The Company entered into an executive services contract with the new President on October 12, 2004 to provide services as chief executive officer of the Company at a base salary of $250,000 per annum to be reviewed in June 2005. In addition, an annual performance bonus will be paid of up to 40% of the base salary upon the achievement of certain individual and corporate targets. In the event of termination of employment, without cause, or, in the event of a change of control by merger or purchase of the Company, a severance payment equal to three times the annual compensation will be paid.

The Company entered into an executive services contract with its former President on April 23, 2003 to provide services as chief executive officer of the Company for a five year term on a per diem fee basis at $500 per day during 2003. The per diem fee is subject to review on an annual basis at the discretion of the board of directors. When a new President and Chief Executive Officer was appointed on October 18, 2004, this contract was amended to provide for services as chair of the Board of Directors. In the event of termination of employment without cause, a lump sum severance payment equal to one month base retainer fee [$16,667] times the number of years in which he held the position of President [25 years] will be paid.

Under the terms of the option agreement to acquire the "Afton" Mineral Property, the Company is required to issue an additional 200,000 shares in 2005 and to perform a work commitment of $6,500,000 over nine years. To March 31, 2005, $10,545,502 has been expended.

The Company is committed to an operating lease for office premise rentals in the aggregate of $81,440. The future minimum lease payments as at March31, 2005 are as follows:

2005	$15,965
2006	24,735
2007	26,190
2008	14,550

$81,440

As at March 31, 2005, 1,320,000 common shares are reserved for issuance for stock options and compensation options. [See Notes 7[c] and 7[d]]

12. ENVIRONMENTAL RISKS

Existing and possible future environmental legislation, regulations and action could give rise to additional expense, including those for future removal and site restoration costs, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its mineral claim interests on an economic basis. Before production can commence on any property, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of mineral claim interests.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against operations over the estimated remaining life of the related business operation, net of expected recoveries.

DRC RESOURCES CORPORATION [An Exploration Stage Company] NOTES TO INTERIM FINANCIAL STATEMENTS MARCH 31, 2005 (Unaudited - See Notice to Reader)

13. SUBSEQUENT EVENTS

The Company completed a non-brokered private placement in April 2005 by issuing 400,000 flow-through shares at $7.50 per share for gross cash proceeds of $3,000,000. The Company will issue 29,000 common shares as a finders' fee at a market value of $6.20 per share that is equal to 6% of the gross cash proceeds received.

The Company granted 250,000 stock options on April 14, 2005 at an exercise price of $6.60 per share, exercisable on or before April 14, 2010.

The Company granted 25,000 stock options on April 14, 2005 at an exercise price of $6.40 per share, exercisable on or before April 14, 2010.

The Company granted 50,000 stock options on April 26, 2005 at an exercise price of $6.60 per share, exercisable on or before April 26, 2005.

14. COMPARATIVE FIGURES

The amounts disclosed in these interim financial statements as at December 31, 2004 were subject to an audit engagement. These interim financial statements include the accounts of the Company and its U.S. wholly-owned subsidiary, Dynamic Resources Corporation, Inc. All significant inter-company transactions and balances were eliminated on consolidation in 2004. Effective January 1, 2005, the operations of the wholly-owned subsidiary were wound up.